Exhibit 99.1

SatixFy Announces Nine-Month 2024 Results

Expects full year 2024 revenues of between $17-$19 million

Rehovot, Israel – December 9, 2024 – SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, has released its consolidated financial results as of and for the nine month period ended September 30, 2024 and provided recent operational and business updates.

Management Commentary

Nir Barkan, Chief Executive Officer of SatixFy, commented, “We are very pleased with the strong momentum we have shown in the third quarter, which has continued into the current quarter. Our recent progress has been marked by key agreements that highlight growing traction for our chipsets and strong market demand for our satellite communication solutions. Most importantly, in November 2024, we signed a milestone $39 million contract with Telesat to develop Landing Station Baseband Units for Telesat’s Lightspeed Network, solidifying our role as a critical partner to them. Additionally, our collaboration with MDA Space Ltd. continues to strengthen and we signed a number of further agreements with them in October 2024, including a software development and license contract supporting their digital payload systems and new agreements expanding our collaboration on space-grade chips. We believe this further strengthens our market-leadership position in space-grade chipsets for the upcoming generation of communication satellites. Our growing momentum demonstrates the strategic value of our cutting-edge technology to our customers and we believe our success will translate into improved financial metrics over the coming quarters.”

Guidance for 2024

During the fourth quarter of 2024, the Company signed a number of key agreements and expects to meet certain milestones which will result in a significantly increased level of service revenues in the fourth quarter. As such, the Company currently expects to report full year 2024 revenues of between $17 and $19 million with a gross margin of between 70% and 75%.

Financial Highlights for the Nine Months of 2024

•
Total revenues for the nine-month period ended September 30, 2024, were $8.5 million, a decrease of 4% compared to $8.9 million in the same period in 2023. The majority of revenues for the current nine-month period were from product sales, driven by the commencement of shipments of engineering samples of space-grade Application Specific Integrated Circuits (“ASICs”). It is noted that over the nine-month period there was a decrease in revenues from development services and preproduction provided to customers due to the completion of various development services agreements as well as the above-mentioned  higher level of product sales compared to the same period in 2023.

•
Gross profit for the nine-month period ended September 30, 2024 was $6.2 million (gross margin of 72%), a 36% increase compared to $4.5 million (gross margin of 51%) in the same period in 2023. The increase in gross profit and gross margin was due to the Company’s product mix favoring higher-margin space-grade ASIC products.

•
Operating loss for the nine-month period ended September 30, 2024 was $23.1 million, an 18% improvement compared to an operating loss of $28.1 million during the same period in 2023. The decrease was mainly attributed to a higher gross profit and a reduction in operating expenses, as described below.

•	Expenses Breakdown:

•
Research and Development expenses, net (“R&D”), for the nine-month period ended September 30, 2024 were $21.4 million, a 15% decrease compared to $25.1 million in the same period in 2023. R&D expenses were primarily driven by the Company’s significant efforts to develop its space-grade ASICs and bring them to maturity. The decrease in R&D expenditure was driven by a decrease in salaries and related costs combined with a decrease in post-silicon costs related to ASICs.

•
Selling and Marketing expenses for the nine-month period ended September 30, 2024 were $2.1 million, a 13% increase compared to $1.8 million for the same period in 2023. The increase was primarily due to an increase in payroll and related costs.

•	General and Administrative expenses for the nine-month period ended September 30, 2024 were $5.7 million, a 2% increase compared to $5.6 million for the same period in 2023.

•
Finance expenses: $11.5 million, a 64% decrease compared to $31.8 million for the same period in 2023. The decrease was primarily due to a $24 million revaluation expense of the Company’s derivatives in 2023.

•
Net loss for the nine-month period ended September 30, 2024, was $34.5 million, or $0.41 per basic and diluted share, a 43% improvement compared with a net loss of $60.0 million, or $0.74 per basic and diluted share, in the same period in 2023, which included the large derivative revaluation expense as noted above.

•	Cash and Cash Equivalents as of September 30, 2024, amounted to $6.5 million, compared to $14.0 million as of December 31, 2023.

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced Very Small Aperture Terminal and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using low earth orbit, Medium Earth Orbit and Geostationary satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, U.S. and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statements in this press release when it discusses: its expected full year 2024 revenues and gross margin; the growing traction for its chipsets; the market demand and its market-leadership position in space-grade chipsets for the upcoming generation of communication satellites; its growing momentum and belief that the Company’s success will translate into improved financial metrics over the coming quarters. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company's planned level of revenues and capital expenditures; the Company's available cash and its ability to obtain additional funding; the Company's ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company's ability to maintain its relationships with suppliers, distributors and other partners; the Company's ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME STATEMENT
(in thousands of USD)

	Nine months ended
	September 30,
	2024	2023

Revenues:
Development services and preproduction	1,666	6,357
Sale of products	6,841	2,529
Total revenues	8,507	8,886

Cost of sales and services:
Development services and preproduction	291	3,213
Sale of products	2,063	1,154
Total cost of sales and services	2,354	4,367

Gross profit	6,153	4,519

Research and development expenses, net	21,445	25,114
Selling and marketing expenses	2,082	1,847
General and administrative expenses	5,721	5,614
Loss from operations	(23,095)	(28,056)

Finance income	87	53
Finance expense	(11,478)	(31,804)
Company's share in the loss of a company accounted by equity method, net	(28)	(193)
Loss before income taxes	(34,514)	(60,000)
Income taxes	-	-
Loss for the period	(34,514)	(60,000)

Other comprehensive income net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gain arising on translation of foreign operations	-	317
Total comprehensive loss for the period	(34,514)	(59,683)

Basic and diluted loss per share (in US dollars)	(0.41)	(0.74)
Basic and diluted weighted average ordinary shares outstanding	84,135	80,732

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	September 30,	December 31,
	2024	2023

ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	6,524	13,979
Trade accounts receivable, net	1,423	2,260
Contract assets	3,357	4,091
Prepaid expenses and other	2,621	2,332
Government departments and agencies receivables	4,525	3,076
Related parties	25	75
Inventory	1,737	1,475
Promissory Notes	-	20,000
Total current assets	20,212	47,288

NON-CURRENT ASSETS:
Right-of-use assets, net	1,774	2,235
Property and equipment, net	1,943	1,420
Investment in joint venture	1,523	1,551
Long term deposits	183	208
Other long-term receivables	-	2,000
Total non-current assets	5,423	7,414

TOTAL ASSETS	25,635	54,702

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	September 30,	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
CURRENT LIABILITIES:
Trade payables	1,602	1,378
Current portion of long-term bank loans, net	11,486	-
Contract liabilities	4,120	1,720
European Space Agency advance payments	2,466	3,842
Prepayments from customers	1,395	3,858
Advanced payments from MDA Space and Robotics Limited, an affiliate of MDA Ltd., against future orders	30,390	28,138
Lease liabilities	761	639
Other accounts payable and accrued expenses	4,267	9,704
Related parties	435	740
Total current liabilities	56,922	50,019

NON-CURRENT LIABILITIES:
Loans from financial institutions, net	57,506	59,792
Lease liabilities	1,532	2,067
Derivatives instruments liabilities	114	114
Other long-term liabilities	1,118	1,496

Total non-current liabilities	60,270	63,469

SHAREHOLDERS’ DEFICIT:
Share capital	-	-
Share premium	452,836	451, 093
Capital reserves	1,444	1,444
Accumulated deficit	(545,837)	(511,323)
Total shareholders’ deficit	(91,557)	(58,786)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	25,635	54,702